

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

November 4, 2014

<u>**Via E-Mail**</u>

Robert M. Hayward, P.C., Esq.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654

> **Re: Chemtura Corporation
> Schedule TO-I filed October 31, 2014, amended November 3, 2014
> SEC File No. 005-56979**

Dear Mr. Hayward:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>

<u>Summary Term Sheet, page ii</u>

1.   Refer to the first question-and-answer on page x. Please tell us how your plan to announce the final proration factor, if any, and begin to pay for tendered securities five business days after the expiration of the offer complies with Rule 14e-1(c), which requires such payment to be made promptly.

<u>Withdrawal Rights, page 13</u>

2.   Please disclose the availability of the withdrawal rights required under Section 14(d)(5) of the Securities Exchange Act of 1934.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisition